Greenberg Traurig

04045548

RECEIVED

2004 OCT 18 A

October 7, 2004

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Australian Cancer Technology Limited. (the "Issuer")
<u>File Number 82-34787</u> 82-34787

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Announcement to the ASX dated August 9, 2004;
2. Announcement to the ASX, dated August 27, 2004 ;
3. Announcement to the ASX, dated August 31, 2004;.
4. Announcement to the ASX, dated September 1, 2004;
5. Announcement to the ASX, dated September 10, 2004;
6. Announcement to the ASX, dated September 13, 2004;
7. Announcement to the ASX, dated September 15, 2004; and
8. Announcement to the ASX, dated September 20, 2004;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Very truly yours,

Ross Kaufman

10/19

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
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australian cancer technology

File Number 82-34287

ASX/Media Release
9 August 2004

Former FDA and Amgen Executive to Lead AustCancer Development Program

---

Australian Cancer Technology ("AustCancer") (ASX:ACU) today announced that Dr Theresa Gerrard has been appointed to lead the company's clinical & regulatory program in the US.

Dr Gerrard is a former director of the FDA's Division of Cytokine Biology and Director of Development for Amgen in Boulder, Colorado. While at Amgen, she was the clinical team leader in the development of the leading Hepatitis C drug, Infergen. Whilst at the FDA, she was the Chairman of the licensing committee for Amgen's Neupogen, Genentech's Interferon-gamma and oversaw the licensing of Chiron's Interferon-beta. Dr Gerrard is president of TLG Consulting, which specialises in advising biotechnology and pharmaceutical companies on regulatory strategy and product development.

AustCancer managing director Paul Hopper welcomed Dr Gerrard's appointment. "Theresa's senior level regulatory and product development experience and her standing in the United States pharmaceutical community will be enormous assets to AustCancer as we drive further into that market," he said. "The United States is clearly our most important market. We already have two businesses based there, two clinical trials in progress with more to come and it's where our most likely future commercial partners are based."

AustCancer has two US based businesses in **revisys™** medical nutritionals and the **Galenica** vaccine immunostimulator adjuvants. The company has also completed a US Level 1 ADR program trading as AUCJY. Managing director Paul Hopper will be relocating to San Diego in early 2005 to oversee the company's burgeoning US activities and clinical trials.

ENDS

Please direct enquiries to:

Australian Cancer Technology Limited
Paul Hopper
Managing Director,
Level 36, Suite 4, 88 Phillip Street
SYDNEY New South Wales, Australia 2000
Phone: +61 (0) 407 118 366
paulhopper@austcancer.com.au

Mike Feehan
Monsoon Communications
Phone: +61 3 9620 3333

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, is launching a range of medical nutritional supplements designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently announced the acquisition of US based **Galenica** Pharmaceuticals, whose immune enhancing products (adjuvants) are being used in three Phase I cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer has completed a Level 1 ADR program on NASDAQ (AUCJY).

For further information on AustCancer visit **www.austcancer.com.au**

A repeat Phase I/II dose finding study is expected to begin in Germany in 6-8 weeks and will be funded by AustCancer. The trial will be over two centres with 22 pancreatic patients and managed by a Swiss CRO. Following the results of this trial, which is expected to last 6 months, AustCancer will commence a pivotal Phase IIb/III trial in the US in 2005 and has already held discussions with two leading US cancer centres who are interested in running the trial. AustCancer has commenced the regulatory due diligence in the US and expects to lodge a submission with the FDA next year.

Cancer of the pancreas is the fifth leading cause of cancer deaths with mean survival time for locally metastasized pancreatic cancer of 4-6 months with a 2-year survival rate of 10%. There are approximately 20,000 new pancreatic cancer patients in the US each year.

RESprotect is closely associated with the Universities of Leipzig, Munich, Vienna and The Technical University of Dresden. The intellectual property for this development came from the Fraunhofer Society of Munich, a leader in applied research in Europe. Professor Fahrig has agreed to join the AustCancer Scientific Advisory Board.

As part of the agreement, AustCancer will also acquire 10% of the capital of RESprotect GmbH.

Bio-IB, LLC, a New York based healthcare investment bank, acted as an advisor to Australian Cancer Technology on this transaction.

ENDS

Please direct enquiries to:

Australian Cancer Technology Limited

Paul Hopper
Managing Director,
Level 36, Suite 4, 88 Phillip Street
SYDNEY New South Wales, Australia 2000
Phone: +61 2 9252 6899
Cell: +61 407 118 366
paulhopper@austcancer.com.au

RESprotect GmbH

Prof. Dr. Rudolf Fahrig
Fiedlerstr. 34
D-01307 Dresden
Germany
Phone: +49 351 4503201
fahrig@resprotect.de

About Australian Cancer Technology

Listed on the Australian Stock Exchange (code: ACU) Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge Pentrys™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a

comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, is launching a range of medical nutritionals designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently announced the acquisition of US based Galenica Pharmaceuticals, whose immune enhancing adjuvants are being used in three Phase I and II cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer has established a Level 1 ADR stock program in the US, trading under the code of AUCJY.

www.austcancer.com.au.

About RESprotect

RESprotect GmbH is a privately owned biotechnology company located in Dresden Germany. RESprotect is focusing on the inhibition of chemoresistance and the enhancement of chemosensitivity. In contrast to the well known efforts to circumvent or decrease existing chemoresistance, this basic approach is unrivalled.

Chemogenomics, the approach of RESprotect, focuses on the application of small synthetic molecules which elicit favorable phenotypic changes. The combination with genomic tools concentrating on specific biological pathways allows a better understanding of the broader effect of the drug. By doing so, it is possible to discover drugs that target the cause of a disease rather than its symptoms. RESprotect's compounds are given additionally to standard chemotherapy. Chemotherapy relies upon the induction of apoptosis of tumor cells, which is the main anti-cancer mechanism. One major problem in chemotherapeutic treatment is the induction of chemoresistance, which antagonizes the apoptosis of cancer cells. The chemogenomics approach of RESprotect resulted in the identification of a number of validated targets contributing to the development of chemoresistance by antagonizing apoptosis. RP101, the Company's first small molecule drug candidate, suppresses the over-expression of apoptosis-antagonizing gene products induced by cytostatic drug treatment.

www.resprotect.de

australian cancer technology

ASX RELEASE
27 August 2004

Leading US Merchant Banker Joins AustCancer Board

The Board of the rapidly growing biotechnology company Australian Cancer Technology ("AustCancer" ASX:ACU) today announced the appointment of leading US-based merchant banker Mr Alexander L. Cappello as a non-executive director of the company.

Mr Cappello is the Chairman and Chief Executive Officer of the Cappello Group, Inc., a global boutique merchant bank specialising in the private placement of capital and corporate advisory services for public companies with market capitalisation between US$100 million and US$20 billlion. Cappello Capital Corp., Cappello Group's regulated securities arm, has established itself as one of Wall Street's leading providers of equity capital through private placements. The firm has conducted business in over 40 countries

Mr Cappello has served as a director and/or chairman of numerous public and private companies and institutions. He is also the current Chairman of the Board of The Young Presidents' Organisation.

"Alex Cappello's breadth of experience in global capital markets, particularly in the United States, will be invaluable to us as we aggressively pursue the international growth of our company. We believe his appointment is also another important step towards NASDAQ listing for AustCancer," AustCancer chairman Dr Roger Aston said.

Mr Cappello's appointment is another indicator of the increasing importance of the United States market to AustCancer. The company already has two US based businesses, revisys™ nutraceuticals and Adjuvantys Inc (formerly Galenica) oncology immune enhancers, and has completed a Level 1 ADR program on NASDAQ (code: AUCJY).

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Cell: +61 407 118 366
paulhopper@austcancer.com.au

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

www.austcancer.com.au

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, launched a range of medical nutritional supplements designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently acquired the US based **Galenica** Pharmaceuticals (renamed Adjuvantys™), whose immune enhancing products (adjuvants) are being used in three Phase I cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer has completed a Level 1 ADR program on NASDAQ (AUCJY).

australian
cancer
technology

File Number 82-34287

ASX RELEASE
31 August 2004

AustCancer's 2004 Full Year Results

The Board of the rapidly growing international biotechnology company, Australian Cancer Technology ("AustCancer" ASX:ACU) today released the company's financial results and a report on its activities for the year ending June 30, 2004.

The period under review, and post balance date, has been one of intense activity for the Company with several significant initiatives completed or underway:

- The commencement of the Pentrys™ Phase IIb prostate cancer vaccine trial at three centres in Melbourne;
- Building a world class Scientific Advisory Board with outstanding skills to support its drug development programmes;
- The establishment of a US based business with the launch of revisys™ medical nutritionals in the eastern US marketplace, and subsequent announcement of expansion into Australia and South East Asian markets;
- The acquisition of US based, Galenica Pharmaceuticals, which has provided AustCancer with a lead adjuvant product in the rapidly growing cancer vaccine and infectious diseases markets, and an active clinical trial programme in three leading US Centres which are using of Galenica's key product, the immuno-enhancer adjuvant, GPI-0100;
- Strengthening of the management team and Board of Directors;
- Two successful capital raisings totaling $5.4 million.
- Completion of an ADR program through the Bank of New York providing AustCancer with liquidity in US equity markets trading over-the-counter, under the symbol AUCJY.

The year ahead promises to be significant for AustCancer said managing director Paul Hopper. "We have a very promising clinical trial underway with Pentrys™ and we are also evaluating several other potential new drug candidates to add to our development pipeline. We also have several third party sponsored trials at Memorial Sloan-Kettering in New York, University of Alabama and Baylor University, Texas, as a result of our acquisition of Galenica. The roll-out of revisys™ is proceeding well and we expect to be launching product in Australia and Singapore by December 2004," Mr Hopper said.

The Company today announced an operating loss of $3.88 million for the financial year ended 30 June 2004, prior to writing–off capitalised Research & Development costs of $3.18 million.

The major expenses incurred during the period included costs associated with the Pentrys™ trial; launch of its US medical nutritional business, revisys™, including manufacture of inventory; legal, accounting and administrative due diligence associated with the Company's actual and potential investment or licensing of a wide number of international projects; and the strengthening of the executive and administrative function of the business.

Work has already commenced to allow AustCancer to complete a small cap NASDAQ listing by the third quarter of the financial year.

"We are well supported by a highly credentialed group of scientists and a dedicated head office team and a strong Board of Directors," Mr Hopper said.

"We have a number of exciting projects underway which offer the prospect of improving the lives of many people worldwide. We are pursuing these projects in a calculated manner to bring the drugs to market as rapidly as possible. As a consequence, we believe shareholder value will build."

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Cell: +61 407 118 366
paulhopper@austcancer.com.au

www.austcancer.com.au

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, launched a range of medical nutritional supplements designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently acquired the US based **Galenica** Pharmaceuticals (renamed Adjuvantys™), whose immune enhancing products (adjuvants) are being used in three Phase I cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer has completed a Level 1 ADR program on NASDAQ (AUCJY).

australian cancer technology

ASX RELEASE
1 September, 2004

A$3.8m Placement to Global Institutions

International biotechnology company Australian Cancer Technology Limited ('AustCancer') (ASX: ACU) is pleased to announce the placement of 9.485 million fully paid ordinary shares at A$0.40 per share, to raise A$3.794 million before costs and 1.654 million three-year options, exercisable at 60 cents per share. The shares were placed through Australian-based corporate advisors, Jaguar Advisory Services Pty Ltd ("JAS"), and New York-based Securities Dealers, Hunting Party Securities Ltd.

Over sixty per cent of the issue (5.735 million shares) was placed with UK-based Mercury Investments, Limited ("MIL") and the remaining 3.75 million shares were underwritten by JAS. The options have been allocated between MIL and JAS in the amount of 1,000,000 and 653,880 respectively.

Mercury Investments, Limited is an international investment fund based in London and incorporated in Hong Kong that focuses on identifying and investing in undervalued companies in the biotechnology and information technology sectors which have promising products and technologies.

Rohit Bhoothalingham, a spokesman for MIL, said: "AustCancer is developing break-through technology for cancer vaccines which could revolutionize major cancer treatments. If the company successfully completes the current clinical trials, the valuation should significantly appreciate."

The successful placement follows a series of institutional presentations in the US and Europe.

AustCancer's Managing Director, Paul Hopper, said: "The addition of further global institutions has strengthened AustCancer's growing overseas shareholder base. This is particularly pleasing as the strength and commitment of the international institutional shareholding is an important factor as we consider future listing opportunities in the US and Europe."

Australian Cancer Technology has achieved a Level One ADR Program, which, in turn, will lead to a NASDAQ listing, broadening the company's profile in the vitally important US and European markets.

"The capital raising places the company in a strong financial position to continue its overseas expansion into the lucrative US and European markets. There are also opportunities to accelerate both R&D and commercialization activities in the anti-idiotypic cancer vaccine (Pentrys™) field. It will also allow us to accelerate the development of our unique range of nutritional supplements, revisys™, which commenced sales in the United States earlier this year," said Mr Hopper.

The new shares to be issued under the placement will rank equally with the existing ordinary shares on issue and application for quotation on the ASX will be made shortly.

- ENDS-

For further information, please contact:

Mr Paul Hopper
Managing Director
Australian Cancer Technology
Tel: +61 2 9252 6899
Fax: +61 2 9252 6877
Mob: +61 407 118 366
paulhopper@austcancer.com.au

About Australian Cancer Technology
Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys**™, is launching a range of medical nutritional supplements designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently announced the acquisition of US based **Galenica** Pharmaceuticals, whose immune enhancing products (adjuvants) are being used in three Phase I cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer has completed a Level I ADR program on NASDAQ (AUCJY).

For further information on "Australian Cancer Technology" visit
www.austcancer.com.au

australian
cancer
technology

ASX RELEASE
10 September, 2004

AustCancer Licenses Phase I/II Pancreatic Cancer Drug

- **Completed successful Phase I/II clinical pilot study**
- **Strong response in metastasized pancreatic cancer patients**
- **US Phase IIb/III pivotal trial to begin in 2005**

Australian Cancer Technology ("AustCancer") (ASX:ACU) announced today that it had signed an agreement with the German company RESprotect GmbH, to acquire the North American licence to a developmental pancreatic cancer drug. The drug, RP101, has demonstrated promising results in a clinical Phase I/II pilot study. AustCancer has developed an accelerated clinical trial program for RP101 which would include application to the US FDA for Orphan Drug status.

RP101 is targeted at preventing cells from developing a resistance to chemotherapy, one of the most challenging areas facing oncologists. RP101 would be used as a co-treatment with cytostatic drugs to give a broader range of chemotherapy treatment options, thereby extending survival periods and improving quality of life for the cancer patients.

A Phase I/II pilot clinical study with 30 patients in German clinics over five tumour types (metastasized breast, metastasized ovarian, non small cell lung cancer, small cell lung cancer and metastasized pancreatic cancer) was completed in 2003 with different chemotherapy agents. An enlargement of the pilot trial, in 13 metastasized pancreatic cancer patients is still running. An interim analysis of this trial shows strong patient responses, including total remission in two patients as measured by tumour markers, and partial remission of the primary tumour in three patients as measured by computerised tomography or sonography. Moreover, in two other patients, remissions of liver or lung metastases could be observed. According to the interim analysis, it seems likely that RP101 co-treatment significantly enhances survival time, remissions, time to progression and response to chemotherapy.

RESprotect's founder and major shareholder, geneticist Professor Dr. Rudolf Fahrig commented that "the results from the Phase I/II pilot trials are extremely promising and show particular efficacy in pancreatic cancer patients. This is probably due to the fact that when tested in vitro with tumour cells, RP101 has a major effect in down-regulating the oncogene STAT3, and the DNA-repair gene APEX, which are over-expressed in pancreatic carcinoma."

AustCancer's Chairman, Dr Roger Aston said, "While the patient numbers in the previous pancreatic trials were small, the results appear significant. We believe that the drug may offer new or significant improvements for pancreatic cancer by satisfying unmet medical needs, and therefore might qualify for Orphan Drug status when we lodge the IND (Investigative New Drug application) in the US next year".

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

australian cancer technology

open briefing

corporatefile.com.au

Australian Cancer Technology Limited
Level 36, Suite 4
88 Phillip Street
Sydney, New South Wales 2000

Date of lodgement: 13-Sep-2004

Title: Open Briefing. AustCancer MD on North American License & Strategic Progress

Record of interview:

corporatefile.com.au
Australian Cancer Technology Limited (AustCancer) announced recently its acquisition of the North American license to develop a pancreatic cancer drug, RP101, from the German company RESprotect GmbH. Before assessing the impact of this license and discussing your product pipeline, can you outline the strategic progress you've made in recent years?

MD Paul Hopper
AustCancer is involved in three major drug discovery programmes focussing on immunology and oncology products for the treatment of cancer and owns a US business specialising in medical nutritional supplements for cancer patients undergoing chemotherapy or radiotherapy.

Our Pentrys™ P53 anti-idiotypic cancer vaccine is undergoing Phase IIb clinical trials with 40 prostate cancer patients at the Peter MacCallum Cancer Centre, Royal Melbourne Hospital and Austin Hospital in Melbourne. We're about 4 months into the trial, with 21 recruited patients who'll receive monthly injections for 8 months. We aim to transfer the trial to the US next year, look for a partner to develop the vaccine in a larger trial and help take it to market.

Our second main area of activity relates to "adjuvants", immune-enhancers for use in vaccines against cancer and infectious diseases, such as our lead product GPI-0100. Our wholly-owned subsidiary Adjuvantys Inc. (formerly Galenica Pharmaceuticals) in Alabama holds commercial contracts with Pfizer Inc. and Endocyte Inc. and provides adjuvants to third party sponsored vaccine trials at

the Memorial Sloan-Kettering Cancer Center in New York, University of Alabama and Baylor University in Texas.

Our third major clinical trial programme relates to the pancreatic drug RP101. The signing of the agreement with RESprotect to acquire the North American license to develop RP101 is a big step for us. We've been analysing an investment in this drug for some time. It has a long history, being an approved commercially-available drug for another application in Europe for the past 15 years. Its use in cancer therapy as a co-treatment with chemotherapy stems from the work of RESprotect's founder, German genetics professor Dr. Rudolf Fahrig, formerly with the Munich-based Fraunhofer Society. He discovered that RP101 was particularly powerful in enabling cells to avoid chemo-resistance, thereby extending survival periods and improving cancer patients' quality of life.

Lastly, our wholly-owned revisys ™ business held by our US subsidiary, ACT (USA) Inc., specialises in a range of medical nutritionals or supplements specifically formulated for people under chronic healthcare regimes, such as cancer patients undertaking chemotherapy and radiotherapy. They've been commercially available in the US for four months and we appointed a distribution agent in Singapore last month. We're planning for the manufacture in Australia to target the Australian and Southeast Asian markets by December this year.

corporatefile.com.au
How does your pancreatic cancer drug RP101 work and how important is the North American license for its clinical development?

MD Paul Hopper
RP101 is administered in tablet form, in conjunction with chemotherapy. Cells tend to develop resistance to chemotherapy and are thus able to avoid chemotherapy-induced cell death. RP101 has a major effect in down-regulating the oncogene (gene that changes normal cells into tumour cells) STAT3 and DNA repair gene APEX, which are over-expressed in pancreatic carcinoma and tend to defeat the effects of chemotherapy. By "down-regulating" them, RP101 allows the chemotherapy to work effectively against cancer.

We acquired the license to develop RP101 in North America and 10 percent of RESprotect's share capital. We regard North America as the most important market for RP101 and ownership of this license gives us the responsibility for continuing the clinical development, taking over from RESprotect next year.

corporatefile.com.au
When do you expect to take RP101 to market and what are the "key milestones" you'll have to achieve?

MD Paul Hopper
The first key milestone we achieved was the completion of two Phase I pilot trials. The first trial was conducted on 5 tumour types including ovarian, breast, lung and pancreatic cancer in 30 patients in 2003. After finding especially strong responses from the pancreatic cancer patients, RESprotect conducted a second Phase I pilot trial on 13 pancreatic cancer patients in 2003 and 2004.

While an extension of the second pilot trial is still ongoing, the interim analysis showed that RP101 significantly enhanced survival time, remissions, time to progression and response to chemotherapy, indicating particular efficacy against pancreatic cancer.

The next milestone we're targeting to achieve is a Phase I dosing study involving 22 pancreatic cancer patients in 2 centers in Germany, expected to begin in 6 to 8 weeks and be completed after 6 months. A Swiss Contract Research Organisation (CRO) will manage this trial and we'll fund it. After it's completed, the clinical development process will be transferred to the US where it will commence Phase IIb trials in September or October 2005 on 130 pancreatic cancer patients, half of which will receive RP101 in conjunction with chemotherapy while the other half will receive a placebo.

Another key milestone will be the lodgement of the Investigative New Drug (IND) application for RP101 as a pancreatic cancer drug with the US Food and Drug Administration (FDA) by the second quarter of 2005.

The data gathered during the IND trials will form part of our New Drug Application (NDA). We hope to receive NDA registration in 2006-2007 and take RP101 to market.

corporatefile.com.au
What is likely to trigger a request for "Orphan Drug" status?

MD Paul Hopper
We'll request for a "registration trial" and Orphan Drug status, if the Phase IIb trial results are sufficiently compelling. Since legislation was introduced in the early 80s, over 100 drugs have entered the market under the Orphan Drug status granted by the FDA. It applies to less common diseases, considerably shortens the time to approval and gives marketing exclusivity and certain tax advantages to the drug's sponsor.

corporatefile.com.au
Why do you think such a relatively short timetable is achievable?

MD Paul Hopper
We're aiming for a short timetable because RP101 has an established safety profile and a sound toxicology history. It's already being used by thousands of patients in Europe, which gives it an advantage in the approval process over new drugs entering clinical trials for the first time.

In our view, RP101 has a reasonably good chance for a shorter approval process because it's an innovative drug which appears to prolong life. Unfortunately, the outlook for pancreatic cancer isn't good and trials tend to be completed in a relatively short timeframe. Pancreatic cancer is a particularly aggressive type of cancer: the mean survival time for a metastasized (widespread cancer) pancreatic cancer patient is 4 to 6 months, with a two-year survival rate of about 10 percent.

corporatefile.com.au
How do you aim to market and distribute RP101? What milestone payments, up-front payments and royalty fees do you expect to make to RESprotect?

MD Paul Hopper

If RP101 passes all the clinical phases and receives FDA approval, we would have to discuss marketing and distribution possibilities with pharmaceutical companies. Like most small biotech companies, we're not set up to engage in full-scale marketing.

After the FDA approval, RP101 will initially be available to specifically treat pancreatic cancer. But it has the potential to treat other types of cancer in conjunction with chemotherapy, given the results of the first pilot study on ovarian, breast and small lung cancer. These types of cancer would be our logical target applications in any additional trials and approval processes in the future.

Our milestone payments to RESprotect are made in the form of cash or AustCancer shares and are triggered by the achievement of key clinical developments, such as the IND application. We'll also pay RESprotect an annual royalty fee based on North American sales.

corporatefile.com.au

What's RP101's potential market size? What's the patent position and how long will it protect RP101 from competition?

MD Paul Hopper

The potential market size for RP101 as a pancreatic cancer drug would certainly exceed US$200 million a year. RESprotect has a strong patent position, with patents expiring between 2015 and 2020.

corporatefile.com.au

In the event you're successful, what manufacturing options are you likely to pursue?

MD Paul Hopper

We'll be manufacturing quantities sufficient to cover the Phase IIb trial in the US next year. The FDA will require compliance with Good Manufacturing Practice (GMP) standards. The preparation for scaling the manufacture up to industrial quantities under GMP conditions is now underway.

So far, the drug has been manufactured in smaller quantities in Germany. But to produce larger quantities, we'll use a contract manufacturer who is already familiar with RP101, having manufactured it for the first two trials.

corporatefile.com.au

Another key product undergoing clinical development is your Pentrys™ anti-idiotypic cancer vaccine. What are its advantages compared to other cancer vaccines and when will it be commercially available?

MD Paul Hopper

The major problem facing anti-cancer vaccines is "tumour tolerance", which arises when the immune system doesn't respond to a vaccine because the tissue contained in a tumour is actually part of the body, as opposed to a toxic foreign substance. Our Pentrys™ anti-idiotypic vaccine, however, tricks the immune system into seeing the antigen as "foreign" and triggers the immune system to respond accordingly.

The major difference between our vaccine and other major cancer vaccines available in the market is that it circumvents the problem of tumour tolerance. Because it contains a molecular mimic of the mutated P53 protein, our vaccine is potentially applicable to a wide range of cancers. Mutated P53 can on average be found in 50 percent of all cancer patients.

corporatefile.com.au
In May 2004, you acquired the US private biopharmaceutical company Galenica Pharmaceuticals, Inc., renamed Adjuvantys Inc. What is the nature of its licensing agreements with Pfizer and Endocyte?

MD Paul Hopper
Pfizer Animal Health holds an exclusive worldwide license to use our lead adjuvant GPI-0100 in its vaccines for cattle and companion animals and will pay us our first milestone payment next year.

Endocyte is using our adjuvants in their kidney cancer vaccine in Phase I clinical trials at Baylor University and Indiana University. Should this vaccine be approved, Endocyte will also pay us royalty payments.

corporatefile.com.au
What are the competitive advantages of GPI-0100? What's your patent position and target market?

MD Paul Hopper
GPI-0100 has several major competitive advantages. There are a number of adjuvants being used in other US clinical trials, but many of them have toxicity problems at higher doses, are unstable and don't stimulate T-cell immunity. However, GPI-0100 increases the strength and duration of an immune system response, stimulates T-cell immunity, isn't toxic and induces good immunological memory (teaches cells to remember to trigger immune responses). There is only one approved adjuvant in the US, known as "aluminium hydroxide", which is very old technology.

We have five approved patents lasting 16 or 17 years, which include "patents for composition of matter" and "patents for method of use". In addition, we have one pending patent.

We're targeting the cancer vaccine market and the market for immune enhancers and infectious diseases. GPI-0100 has also been used in 3 clinical trials relating to prostate, breast and kidney cancer. In addition, Adjuvantys has therapeutic vaccine programmes in pre-clinical development stage relating to the human papilloma virus and herpes simplex.

corporatefile.com.au
You own the rights to manufacture, market and distribute revisys™ medical nutritionals. What are their uses and where are they commercially available?

MD Paul Hopper
We've been selling revisys™ medical nutritionals in New York state and surrounding areas in the past four months. We've got seven products in total, including nutritionals relating to breastcare, immune-support, anti-oxidants, multivitamins, men's health and essential lipids. We'll soon launch a number

of other products, including a glucose supplement and an anti-inflammatory supplement.

We hold 20-year exclusive worldwide licensing rights to the formulations from the two professors who invented them. Our agreement requires them to provide us with two new formulations each year, ensuring we've got a good product pipeline going forward.

corporatefile.com.au
What's your distribution strategy for revisys™ medical nutritionals?

MD Paul Hopper
They are manufactured under contract in Irvine, California, and shipped to our warehouse in Rochester, New York. They're particularly aimed at about 9,000 oncologists and 1,200 cancer centres across the US. We've appointed regional specialty distributors and are also negotiating distribution through independent high-end pharmacies and health care professionals, such as chiropractors, dieticians and nutritionists.

Last month, we appointed a Singaporean company to exclusively distribute our products in Singapore by December this year. We're also in the process of setting up a contract manufacturing facility in Australia in order to target the Australian and Southeast Asian markets around the same time.

corporatefile.com.au
What is your current cash position and how do you plan to maintain sufficient cash until the commercialisation of your immunology and oncology products?

MD Paul Hopper
After the $3.8 million capital raising we completed in London and Australia last week, we hold approximately $4.8 million in cash before the acquisition of RP101. We've started to receive revenues from revisys ™ and will receive our first milestone payment from Pfizer next year. Like most drug development companies, we'll be reviewing our capital requirements as time goes by.

corporatefile.com.au
Thank you Paul.

For more information about Australian Cancer Technology Limited, view www.austcancer.com.au or call Paul Hopper on (02) 9252 6899.

ASX RELEASE
15 September 2004

australian cancer technology

US Biotech Executive Joins AustCancer Board

The Board of leading biotechnology company Australian Cancer Technology ("AustCancer" ASX:ACU) today announced the appointment of prominent United States biotechnology executive Mr Arthur J. Benvenuto as a non-executive director of the company.

Mr Benvenuto is President of Healthcare Strategies, LLC, a specialist life sciences consultancy. He was formerly Chairman and CEO of Advanced Tissue Sciences, Inc. (now part of Smith and Nephew) and prior to that held senior executive positions with Eli Lilly, including President and General Manager of Eli Lilly Canada, Inc

Mr Benvenuto is a prominent figure in the San Diego biotechnology community, having served on the Board of the Scripps Research Institute, the California Governor's Council on Biotechnology, the Board of Overseers for the University of California, San Diego, the Burnham Institute and the San Diego Economic Development Corporation. He has also served as a director of numerous other public and private companies and institutions and currently serves as a director of a private biomedical company and Project HOPE, an international health education foundation.

"The US market is fundamentally important to our aggressive growth strategy and Art Benvenuto's counsel will be invaluable in assisting us to plot the most productive course forward," AustCancer chairman Dr Roger Aston said.

AustCancer's US activities currently include the revisys™ supplements and Adjuvantys Inc (formerly Galenica) oncology immune enhancer businesses and the recently acquired North American licence to the highly promising pancreatic cancer developmental drug, RP101. AustCancer has also completed a Level 1 ADR program on NASDAQ (code: AUCJY) and plans to seek full NASDAQ listing in the short to medium term. AustCancer Managing Director Paul Hopper will relocate to San Diego in early 2005.

Due to the recent international appointments to the Board, the Directors of AustCancer have moved the date of the Annual General Meeting of shareholders to Thursday 4 November 2004 to give international Directors the opportunity to attend.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Cell: +61 407 118 366
paulhopper@austcancer.com.au

www.austcancer.com.au

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys™** anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, launched a range of medical nutritional supplements designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has recently acquired the US based **Galenica** Pharmaceuticals (renamed Adjuvantys™), whose immune enhancing products (adjuvants) are being used in three Phase I cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. The company has also recently announced the acquisition of the North American licence for the promising pancreatic cancer drug, RP101, for which it is developing an accelerated clinical trial program including application to the USFDA for Orphan Drug status. AustCancer has completed a Level 1 ADR program on NASDAQ (AUCJY).

australian
cancer
technology

ASX/MEDIA RELEASE
Monday 20 September 2004

AustCancer Targeting European Investors through Frankfurt Exchange Xetra Listing

Sydney, Australia. The Board of the rapidly growing international biotechnology company, Australian Cancer Technology ("AustCancer" ASX:ACU) today announced that it has undertaken a secondary listing on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange.

AustCancer has contracted the Frankfurt based securities broker dealer firm, Seydler AG Securities and Financial Services, to act as Market Maker and Designated Sponsor for the company's shares on Xetra.

The Xetra listing is part of AustCancer's strategy to broaden its international shareholder base. The company already has a Level 1 ADR program on NASDAQ (Code AUCJY) and plans to complete a small cap NASDAQ listing by the third quarter of the current financial year. The German listing is particularly significant, given AustCancer's recently announced agreement with the German company RESprotect GmbH to acquire the North American licence to the highly promising developmental pancreatic cancer drug, RP101.

The code for AustCancer shares on Xetra is CBS and the German securities code (ISIN) is AU000000ACU7.

Dr Roger Aston, AustCancer Chairman said, "AustCancer is now very much an international biotechnology company with business activities in the United States, Europe, Asia and Australia and we are keen to also grow our international shareholder base. The Xetra listing gives European investors, particularly those familiar with the German pancreatic drug technology we have recently acquired, the opportunity to participate in the growth opportunities we have available to us."

ENDS-

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Cell: +61 407 118 366
paulhopper@austcancer.com.au

Rene Parmantier
Seydler AG Securities and Financial Services
Phone: +49 (0) 69 92054 130
Email: rene.parrnantier@seydler.de

About Australian Cancer Technology

Listed on the Australian Stock Exchange (code: ACU) Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys**™, is launching a range of medical nutritionals designed by leading US scientists for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline and has acquired the US based Galenica Pharmaceuticals, whose immune enhancing adjuvants are being used in three Phase I and II cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. The company has also recently announced the acquisition of the North American licence for the promising pancreatic cancer drug, RP101, for which it is developing an accelerated clinical trial program including application to the USFDA for Orphan Drug status. AustCancer has established a Level 1 ADR stock program in the US, trading under the code of AUCJY.

www.austcancer.com.au

About Seydler AG

As one of the most renowned financial service providers in equity, derivative and bond trading, Seydler is a leading name in Germany's most important financial centre – Frankfurt am Main. The firm offers an individual and high quality service to its clients, providing its expertise in capital markets to local and international institutional investors

www.seydler.de.